
SEWARD & KISSEL LLP
DRAFT
1/11/21

As filed with the Securities and Exchange Commission on ~~December 18, 2020~~January [___], 2021

Registration No. 333-235913

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. ~~4~~5 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Wilshire wShares Enhanced Gold Trust

Sponsored by Wilshire Phoenix Funds LLC
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	6221 (Primary Standard Industrial Classification Code Number)	84-6953191 (I.R.S. Employer Identification Number)

2 Park Avenue, 20th Floor
New York, New York 10016
(917) 671-9097
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

William Cai, Partner
Wilshire Phoenix Funds LLC
2 Park Avenue, 20th Floor
New York, New York 10016
(917) 671-9097
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Gregg Bateman
Anthony Tu-Sekine
Christopher D. Carlson
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company", and "emerging growth company", in Rule 12b-2 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”):

Large accelerated filer ☐ Accelerated filer ☐

Non-accelerated filer ☐ Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	**Amount to be Registered**	**Proposed Maximum Offering Price Per Share (1)**	**Proposed Maximum Aggregate Offering Price (1)**	**Amount of Registration Fee(1)(2)**
Units of Beneficial Interest	25,000,000	$18.00	$450,000,000	$49,095.00

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(d) under the Securities Act.

(2) ~~In connection with the Registrant’s filing of its initial registration statement on Form S-1, Securities Act registration fees of $129.80 were previously~~Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The Trust may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated ~~December 18, 2020~~January [___], 2021


wShares
by Wilshire Phoenix

25,000,000 SHARES OF

Wilshire wShares Enhanced Gold Trust

The Wilshire wShares Enhanced Gold Trust (the "Trust") is an exchange-traded fund that will issue 25,000,000 shares (the "Shares"), which will trade on NYSE Arca, Inc. (the "Exchange"). The Trust is not registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act") and is not a commodity pool for purposes of the Commodity Exchange Act ("CEA"). The Shares of the Trust represent fractional undivided beneficial interests in and ownership of the Trust. The Trust will have no assets other than (a) Physical Gold (as defined below) and (b) cash, in proportions that seek to closely replicate the Wilshire Gold Index (the "Index"). The investment objective of the Trust is for the Shares to closely reflect the Index, less the Trust's liabilities and expenses. For a more detailed description of the Index, see "Description of the Index" on page ~~41~~41 of this prospectus. The Trust's performance, whether positive or negative, will be driven primarily by its investments in Physical Gold (as defined below).

For purposes of calculating the net asset value ("NAV") of the Trust, to ascertain the price of physical gold held by the Trust (the "Physical Gold"), the price at 3:00 p.m., London Time (the "LBMA Gold Price PM" or the "Gold Price") obtained from auctions conducted by ICE Benchmark Administration ("IBA"), a benchmark administrator appointed by the London Bullion Market Association (the "LBMA"), will be used.

The objective of the Index is to reduce the risk-profile typically associated with the purchase of gold, as measured by the ~~daily~~ realized volatility of the LBMA Gold Price PM~~, while also generally increasing its~~ (as further explained in the section "Description of the Index" on page 42), while maintaining the correlative benefits of gold versus the S&P 500® Index. The Index systematically rebalances between gold and cash on a monthly basis. Realized volatility, sometimes referred to herein as historical volatility, measures the magnitude of price movements of a given asset over a defined historical time period. The Index generally seeks to reduce its realized volatility relative to the realized volatility of the LBMA Gold Price PM by lowering its exposure to gold during periods of increased realized volatility in the LBMA Gold Price PM (as further explained in the section "Description of the Index" on page 42). Gold may serve or act as a diversifier and a hedge within a portfolio of assets, especially during times of heightened realized volatility observed in the S&P 500® Index, and therefore the Index will generally calculate an increased gold exposure ~~systematically~~ during periods of heightened realized volatility observed in the S&P 500® Index~~. Realized volatility, sometimes referred to herein as historical volatility, measures price movement of a given asset over a defined historical time period~~. The Shares are intended to provide investors with adaptive exposure to gold in a way that is responsive to the realized volatility of each of the S&P 500® Index and the LBMA Gold Price PM. The Shares are intended to provide an accessible, convenient and relatively cost-efficient alternative for investors not otherwise in a position to participate directly in the market for physical gold.

On a monthly basis, the Gold Price is used to determine the Index's allocation to the Physical Gold Component (as defined below) and the Cash Component (as defined below) based on a cash weighting (the "Cash Weighting") to the extent that less than 100% of the Index is comprised of the Physical Gold Component. In seeking to track the Cash Weighting portion of the Index, the Trust will hold cash. The Trust rebalances its assets on a monthly basis to closely replicate the Index, which utilizes a mathematically derived, non-discretionary and passive rules-based methodology.

All net proceeds from the sale of the Shares will be used to purchase Physical Gold to the extent required to track the Index's allocation to Physical Gold and to pay the expenses of the Trust.

The Trust intends to list the Shares on the Exchange under the ticker symbol "WGLD". Shares may be purchased from the Trust only by certain eligible financial institutions called Authorized Participants (as defined below) and only in one or more blocks of 10,000 Shares ("Creation Units"). The Trust issues Shares in Creation Units on a continuous basis at the applicable NAV per Share on the creation order date. Except when aggregated in Creation Units, the Shares are not redeemable securities.

On ~~December~~January [ ], ~~2020~~2021, the initial Authorized Participant, Virtu Financial (the "Initial AP"), purchased 100,000 Shares at a price of $18.00 per Share. The Initial AP intends to offer to the public these 100,000 Shares at a per-Share offering price that will vary depending on the Trust's NAV and the trading price of the Shares on the Exchange at the time of the offer. Shares offered by the Initial AP at different times may have different offering prices.

The Trust is an "emerging growth company" as that term is used in the Securities Act of 1933, as amended ("Securities Act"), and, as such, the Trust may elect to comply with certain reduced public company reporting requirements. See "Risk Factors" and "Prospectus Summary—Emerging Growth Company Status."

The continuous offering of the Shares under the Trust's registration statement on Form S-1, of which this prospectus is a part, is not expected to terminate until the earlier of all of the Shares having been sold or three years from the initial effective date of the registration statement.

Wilshire Phoenix Funds LLC (the "Sponsor") is the Trust's sponsor. Delaware Trust Company is the trustee of the Trust (the "Trustee"). Solactive AG calculates the Index (the "Index Calculation Agent"). JPMorgan Chase Bank, N.A. is the gold custodian of the Trust (the "Gold Custodian"). Foreside Fund Services, LLC is the marketing agent for the Shares (the "Marketing Agent"). The Bank of New York Mellon is the custodian for cash (in such capacity, the "Cash Custodian"), the administrator (in such capacity, the "Administrator"), and the transfer agent (in such capacity, the "Transfer Agent") of the Trust. Exchange Traded Concepts, LLC has been appointed as a representative (in such capacity, the "Representative") for the purposes of performing certain operational functions, which include effecting the monthly rebalances of the Trust's assets on each Rebalance Date (as defined below), and effecting creations, redemptions, sales and other transactions on behalf of the Trust.

Wilshire Phoenix, LLC has filed a provisional patent application with the United States Patent and Trademark Office in connection with certain characteristics of the Index and related financial products, including the Shares offered by the Trust, and all rights related to the foregoing pending patent remain those of Wilshire Phoenix, LLC or its affiliates.

Investing in the Shares involves significant risks. See "Risk Factors" starting on page 12 of this prospectus for a discussion of information that should be considered in connection with an investment in the Shares, including that:

- The success of the Trust's ability to track its Index depends upon the skill of the Trust's applicable service providers.

- You could lose all or substantially all of your investment.

- The Trust is concentrated in Physical Gold. Concentration may result in greater volatility for the Shares.

The Shares are neither interests in, nor obligations of, the Sponsor, the Trustee, the Administrator, the Transfer Agent, the Cash Custodian, the Index Calculation Agent, the Gold Custodian, the Marketing Agent, the Representative, Wilshire Phoenix Funds LLC or any of their respective affiliates. The Shares are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Authorized Participants may offer to the public, from time to time, Shares from any Creation Units they create. Because the Shares will trade at market prices, rather than the NAV of the Trust, Shares may trade at prices greater than NAV (at a premium), at NAV, or less than NAV (at a discount). Authorized Participants will not receive from the Trust, the Sponsor or any of their respective affiliates, any fee or other compensation in connection with their sale of Shares to the public. An Authorized Participant may receive commissions or fees from investors who purchase Shares through their commission or fee-based brokerage accounts. In addition, the Trust pays a distribution services fee and pays a marketing services fee to the Marketing Agent. For more information regarding items of compensation paid to the Financial Industry Regulatory Authority, Inc. ("FINRA") members, please see the "Plan of Distribution" section on page ~~87~~89 of this prospectus.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of the securities offered in this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THIS PROSPECTUS DOES NOT INCLUDE ALL OF THE INFORMATION OR EXHIBITS IN THE REGISTRATION STATEMENT OF THE TRUST. YOU CAN READ AND COPY THE ENTIRE REGISTRATION STATEMENT AT THE PUBLIC REFERENCE FACILITIES MAINTAINED BY THE SEC IN WASHINGTON, D.C.

THE TRUST WILL FILE QUARTERLY AND ANNUAL REPORTS WITH THE SEC. YOU CAN READ AND COPY THESE REPORTS AT THE SEC PUBLIC REFERENCE FACILITIES IN WASHINGTON, D.C. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION.

REGULATORY NOTICES

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST, THE SPONSOR, THE MARKETING AGENT, THE AUTHORIZED PARTICIPANTS OR ANY OTHER PERSON.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION TO SELL OR A SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY OFFER, SOLICITATION, OR SALE OF THE SHARES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE IS NOT AUTHORIZED OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER, SOLICITATION, OR SALE.

AUTHORIZED PARTICIPANTS MAY BE REQUIRED TO DELIVER A PROSPECTUS WHEN TRANSACTING IN SHARES. SEE "PLAN OF DISTRIBUTION."

TABLE OF CONTENTS

Page

The Shares may also a provide an accessible, convenient and relatively cost-efficient alternative for investors not otherwise in a position to participate directly in the market for physical gold.

The Index

The Wilshire Gold Index (the "Index") is based on notional components and is not an investment product. The Index is calculated, maintained and published by Solactive AG (the "Index Calculation Agent"). The Sponsor is the sponsor of the Index. The level of the Index is calculated and published on each Index Business Day (as defined below) by approximately 7:00 p.m. (New York City time) and will be available through various market data vendors, including Bloomberg LP, under the ticker symbol “WGIX”, and Refinitiv, under the Reuters instrument code (“RIC”) “.WGIX”. The Index Calculation Agent calculates an intraday indicative value for the Index (“IIV”) every fifteen seconds while Shares are trading on the Exchange (normally 9:30 a.m. – 4:00 p.m. New York City time). Because the IIV is not calculated using the LBMA Gold Price, but instead by using other gold prices, the IIV is not the same as the Index level reported under “WGIX”. The IIV and the Index level reported under “WGIX” may vary significantly, including in times of volatility in gold prices. See “Risk Factors—The Index level may vary significantly from the intraday indicative value of the Index.” The objective of the Index is to reduce the risk-profile typically associated with the purchase of gold, as measured by the ~~daily~~ realized volatility of the LBMA Gold Price PM, while ~~also generally increasing its~~maintaining the correlative benefits of gold versus the S&P 500® Index. Gold may serve or act as a diversifier and a hedge within a portfolio of assets, especially during times of heightened realized volatility observed in the S&P 500® Index, and therefore the Index will generally calculate an increased gold exposure ~~systematically~~ during periods of heightened realized volatility observed in the S&P 500® Index.

The Index has a notional component representing Physical Gold (the "Physical Gold Component") and cash (the “Cash Component”) based on the Cash Weighting to the extent that less than 100% of the Index is comprised of the Physical Gold Component. In seeking to track the Cash Weighting portion of the Index, the Trust will hold cash.

For purposes of calculating the net asset value (“NAV”) of the Trust, to ascertain the price of physical gold held by the Trust (the “Physical Gold”), the prices at 3:00 p.m., London Time (the “LBMA Gold Price PM”), obtained from auctions conducted by ICE Benchmark Administration (“IBA”), a benchmark administrator appointed by the London Bullion Market Association (the “LBMA”), will be used.

On the Rebalance Date, the Index rebalances its weighting of the Physical Gold Component utilizing a mathematically derived, non-discretionary and passive rules-based methodology that is based on the ~~daily~~ realized volatility of the LBMA Gold Price PM and realized volatility of the S&P 500® Index.

See "Description of the Index" below.

Assets of the Trust

The Trust will have no assets other than (a) Physical Gold and (b) cash.

The Administrator is solely responsible for determining the value of the Trust's Physical Gold and cash, and the Trust's NAV. The value of the Shares may experience an adverse effect in the event of any errors, discontinuance or changes in such valuation calculations.

The Administrator will determine the Trust's holdings of Physical Gold (the "Physical Gold Holdings"), the Trust's holdings of U.S. dollars (the "Cash Holdings") and the Trust's NAV at 4:00 p.m. (New York City time) or as soon thereafter as practicable, on each Business Day. The Administrator's determination is made utilizing data from the Gold Custodian and Cash Custodian's operations and the LBMA Gold Price. To the extent that the Physical Gold Holdings, the Cash Holdings or the Trust's NAV are incorrectly calculated, the Administrator may not be liable for any error and such misreporting of valuation data could adversely affect an investment in the Shares.

Shareholders may be adversely affected in the event calculation of NAV is suspended.

The Trust may suspend or restrict the determination of NAV, in its sole discretion, if (i) any exchange, dealer market, quotation system or other market on which a significant portion of the Trust's assets are regularly traded or quoted is closed (otherwise than for weekends or holidays) or trading thereon is generally suspended or limited, (ii) the Sponsor has determined in good faith that the disposition of any asset of the Trust, or other transaction involving the sale, transfer or delivery of the Trust's assets is not reasonably practicable without being detrimental to the Trust or the interest of the remaining Shareholder, (iii) any breakdown in the means of communication or publication normally employed in determining the Trust's NAV or the NAV per Share has occurred and is continuing, or the prices or values of the Trust's assets cannot reasonably be promptly and accurately ascertained for any reason, (iv) any event has occurred and is continuing which may cause the dissolution of the Trust or (v) an event constituting force majeure which, in the good faith determination of the Sponsor, makes determination of NAV impossible or administratively unfeasible; provided that any suspension of the determination of NAV shall be reinstated as soon as the force majeure event has resolved. Any such suspension or restriction could adversely affect the Shares. The Trust disclaims any liability for any loss or damage that may result from any such suspension or restriction.

The Shares may trade at a price which is at, above, or below the NAV per ~~Shares~~Share and any premium or discount in the trading relative to the NAV per ~~Shares~~Share may widen as a result of different trading hours of the Exchange and other exchanges.

The Shares may trade at, above, or below the NAV per Share. The NAV per Share will fluctuate with changes in the market value of the Physical Gold owned by the Trust. The Share price will fluctuate with changes in NAV per Share as well as market supply and demand. The amount of discount or premium in the trading price relative to NAV per Share ~~maybe~~may be affected by non-concurrent trading hours between the Exchange and major gold markets. While the Shares will trade on the Exchange until 4:00 pm (New York City time), liquidity in the market for Physical Gold may be reduced after the close of major world gold markets including London and other locations. When Shares are trading at a premium to NAV, an investor will pay more to purchase Shares compared to the value of the Trust's underlying assets. When Shares are trading at a discount to NAV, an investor will pay less to purchase Shares compared to the value of the Trust's underlying assets. Depending on the price at which an investor purchased its Shares~~,~~ and whether the Shares trade at a discount or a premium to NAV may affect the investor's gain or loss on its investment in the Trust when Shares are sold. If, for example, a Shareholder purchased Shares at a slight premium to NAV and sold Shares while they were trading at a discount to NAV, the Shareholder will realize a loss on the investment, assuming no change in NAV and no bid/ask spread impact on the price of the purchase or sale.

The INAV is not the same as the Share price or any other trading price of the Shares in the secondary market.

The INAV at any point in time of a Business Day is based on a comparison of the previous day's LBMA Gold Price PM and intraday gold prices from other sources. The INAV is an approximation of the intraday NAV of the Trust.

The trading price of the Shares at any time is the price at which you may be able to sell your Shares in the secondary market at such time, if one exists. The trading price of the Shares at any time may vary significantly from the

Index. Although the Trust will hold Physical Gold in an amount that seeks to closely replicate the Index, and will trade Physical Gold in accordance with this goal, factors such as slippage may negatively impact the ability of the Trust to closely replicate the amount of Physical Gold otherwise indicated by the Index.

The Trust heavily relies on service providers.

The Trust is dependent upon various service providers that are not controlled by the Sponsor or the Trustee. These service providers which include the Calculation Agent, Administrator, Custodians, Representative and Transfer Agent, among others, perform essential functions, products and services for and on behalf of the Trust. The continuous functioning of the Trust depends on the continued operations of these third-party service providers and facilities. Because the Trust is so reliant on the service providers to conduct its business and operations, the error or misconduct by, or failure of (such as bankruptcy, receivership or liquidation) a service provider could have a material adverse effect on the Trust and the Shareholders' investments therein. In addition, the Trust may be subject to operational and settlement risks, legal risks, credit risk, non-payment, non-deliverability, government intervention, complex regulatory risk, non-performance risk, bankruptcy risk, insolvency risk, receivership, and fraud risk with respect to the service providers. Moreover, the Trust has delegated various responsibilities to service providers who, in the performance of their duties, may exercise discretion in the execution and delivery of their tasks. If service providers are unable to perform services at the level of service the Trust requires or discharges their discretion in a manner that is prejudicial to the business of the Trust, then the business operations of the Trust may suffer. Alternate service providers may not be readily available on acceptable terms or at all and transitioning tasks to new service providers may take time to complete, which could adversely affect the operations and performance of the Trust.

The Trust's expenses, including Additional Trust Expenses (if any) and the Sponsor's Fee may adversely affect an investment in the Shares.

The Sponsor has contractually assumed the Sponsor-Paid Expenses, which are certain operational and periodic expenses of the Trust. See "The Trust—Trust Expenses." Additional Trust Expenses of the Trust (for example, expenses relating to litigation) are not assumed by the Sponsor and are instead borne by the Trust and paid from the cash on deposit in the Trust's Cash Account, which may adversely affect an investment in the Shares. In addition, the Sponsor may, in its sole discretion, increase the Sponsor's Fee or decrease the Sponsor-Paid Expenses, which may adversely affect an investment in the Shares. Such an increase in the Sponsor's Fee or decrease in the Sponsor-Paid Expenses could occur if the expenses of the Trust materially increase. Alternatively, the Sponsor could choose to decrease the Sponsor's Fee in response to competitive pressures from other investment vehicles similar to the Trust. The Sponsor will balance such competitive pressures and the costs that it incurs in acting as Sponsor for the Trust when determining the Sponsor's Fee. A Shareholder may never achieve profits, significant or otherwise, by investing in the Trust. Shareholders will also bear expenses associated with rebalancing the Trust’s investments in Physical Gold and cash to reflect the Physical Gold Component and Cash Component of the Index, which will vary depending on the ~~daily~~ realized volatility of the LBMA Gold Price and realized volatility measures of the S&P 500® Index and as of the date of this prospectus are expected to amount to less than approximately 0.02% of a Shareholder’s investment in the Trust per annum, assuming the Shareholder’s investment in the Trust is $10,000.

The value of the Shares will be adversely affected if the Trust is required to pay any amounts pursuant to its obligation to indemnify the Sponsor, the Trustee, the Transfer Agent, the Administrator, the Custodians or the Representative under the Trust Documents.

Under the documents related to and governing the Trust (the "Trust Documents"), each of the Sponsor, the Trustee, the Transfer Agent, the Administrator, the Gold Custodian, the Representative and the Cash Custodian has a right to be indemnified by the Trust for certain liabilities or expenses that it incurs without gross negligence, bad faith or willful misconduct on its part. Therefore, the Sponsor, Trustee, Transfer Agent, the Administrator, the Gold Custodian, the Representative and the Cash Custodian may require that the assets of the Trust be sold in order to cover losses or liabilities suffered by it. Any sale of that kind would reduce the Trust's NAV and NAV per Share.

<u>Risk Factors Related to the Index</u>

The following discussion of risks relating to the Index should be read together with the description of the Index under "Description of the Index" below, which defines and further describes a number of the terms and concepts referred to below.

The Trust will adjust the Trust's allocation among Physical Gold and cash on a monthly basis to track the Index. The Index is not designed to reflect the actual performance of gold.

The Index is not designed to reflect the actual performance of gold. There can be no assurance that the Index will achieve positive returns. You should not invest in the Shares of the Trust if you seek an investment that is designed to provide a return that meets or approximates the return an investor may achieve by investing directly in gold.

The Index has a limited operating history and may perform in unanticipated ways.

The Index has limited historical data and no operating history. The historical data that it does have may not be representative of the Index's potential performance under other market conditions. Past performance should not be considered indicative of future performance. Back-tested performance prior to the launch of the Index provided in this document refers to simulated performance data created by applying the Index's calculation methodology to historical gold prices and, with respect to rebalancings, the levels of the S&P 500® Index. Such simulated performance data has been produced by the retroactive application of a back-tested methodology in hindsight, and may not take into account all factors that affect gold prices and the equities markets. Back-tested results are neither an indicator or a guarantor of future results.

The historical performance of the Index or gold may not be indicative of future results.

There can be no assurance that the Index's methodology will be successful. The Index is newly created and has no history. The fact that the Index or a given allocation of gold performed well in any prior period does not mean that such allocation will continue to perform well in the future. Future market conditions may differ from past market conditions, and the conditions that may have caused the favorable historical performance may no longer exist.

On each Rebalance Date, the Index rebalances its weighting of the Physical Gold Component and the Cash Component utilizing a mathematically derived, non-discretionary and passive rules-based methodology that is based on the ~~daily~~ realized volatility of the LBMA Gold Price PM and realized volatility measures of the S&P 500® Index. Following the calculation of the weighting of the components of the Index, the Trust rebalances its holdings in Physical Gold and cash in order to closely replicate the Index. Neither the historical performance of gold nor that of the Index provides assurance of a profitable measure of future performance. Further, the Index's exposure to Physical Gold might be overweight when the price of gold is falling and underweight when the price of gold is rising. The Index's rebalancing mechanism may cause the NAV per Share to underperform the price of gold.

Moreover, the Index may be slow to adjust to significant changes in the gold and equity markets. Because the Index uses historical data, there is a time lag associated with the Index's adjustments and developments in the market. Changes in the markets will take time before they are sufficiently reflected in the calculation of the Index and the Trust's allocation of its assets. If the changes in the market result in a significant decline in the value of gold during the intervening period, the Trust may in turn experience a significant decline.

The Index's performance may be impacted by choppy markets.

"Choppy" markets are characterized by short-term volatility and the absence of consistent long-term performance trends. Such market environments make it particularly likely that past performance will be a poor indicator of future performance. Strategies in choppy markets that use historical data as an indicator of future performance are subject to "whipsaws" which occur when the market reverses and does the opposite of what is

DESCRIPTION OF THE TRUST

General

The Trust is a statutory trust formed under the laws of the State of Delaware, and the Trust Agreement constitutes the "governing instrument" of the Trust under the laws of the State of Delaware relating to statutory trusts. The Trust has no fixed termination date. Initially, the registry of Shareholders will be recorded in the books and records of the Trust by the Transfer Agent. Shares issued by the Trust will be held in electronic format through a book-entry system.

The Trust is not registered as an investment company under the Investment Company Act. The Trust is not a commodity pool for purposes of the CEA, and the Sponsor is not subject to regulation by the CFTC as a commodity pool operator, or a commodity trading advisor in connection with the Trust or the Shares.

Purpose of the Trust

The investment objective of the Trust is for the Shares to closely reflect the Index, less the Trust's liabilities and expenses. On each Rebalance Date, the Index rebalances its weighting of the Physical Gold Component and the Cash Component by utilizing a mathematically derived, non-discretionary and passive rules-based methodology that is based on the ~~daily~~ realized volatility of the LBMA Gold Price and realized volatility of the S&P 500® Index. Following the calculation of the weighting of the components of the Index, the Trust rebalances its holdings in Physical Gold in order to replicate the Index. In seeking to track the Cash Weighting portion of the Index, the Trust will hold or obtain cash from the sale of Physical Gold.

Assets of the Trust

The Trust will have no assets other than (a) Physical Gold and (b) cash. The Sponsor will seek to replicate an investment in the Index, which is calculated and published by the Index Calculation Agent, less the Trust's expenses.

The amount of Physical Gold and cash held by the Trust will be determined by the Index. However, because the Trust rebalances monthly, in the periods between each such monthly rebalancing, as a result of changes in the value of gold, among other factors, the percentages of Physical Gold relative to the percentages of the other assets of the Trust may diverge from the percentages in the Index on the most recent prior Rebalance Date.

In general, as the LBMA Gold Price becomes more volatile, the Trust will have less exposure to Physical Gold, and conversely, when the LBMA Gold Price becomes less volatile, the Trust will have more exposure to Physical Gold. Such increase or decrease in exposure to Physical Gold will be effected by the Representative, pursuant to the instruction of the Sponsor, with respect to Physical Gold.

The Trust will hold and record the ownership of the Trust's assets in such a manner that it will be owned for the benefit of the Shareholders for the purposes of, and subject to and limited by the terms and conditions set forth in, the Trust Agreement.

The Shares

The Trust will issue Shares, which represent fractional undivided beneficial interests in and ownership in the assets of the Trust. The Shares may be purchased or redeemed on a continuous basis, but only from Authorized Participants in denominations of 10,000 Shares called "Creation Units." Individual Shares may not be purchased from or redeemed by the Trust. Shareholders that are not Authorized Participants may not purchase or redeem using the Creation Units from the Trust.

DESCRIPTION OF THE INDEX

General

The Wilshire Gold Index is based on notional components and is not an investment product. The Index is calculated, maintained and published by Solactive AG (the "Index Calculation Agent"). The Index was created by the Sponsor, as the sponsor of the Index. The level of the Index is calculated and published on each Index Business Day by approximately 7:00 p.m. (New York City time) and will be available through various market data vendors, and available on Bloomberg LP, under the ticker symbol "WGIX", and Refinitiv, under the RIC ".WGIX". The objective of the Index is to reduce the risk-profile typically associated with the purchase of gold, as measured by the realized volatility of the LBMA Gold Price PM, while maintaining the correlative benefits of gold versus the S&P 500® Index. The Index systematically rebalances between gold and cash on a monthly basis. Realized volatility, sometimes referred to herein as historical volatility, measures the magnitude of price movements of a given asset over a defined historical time period. The Index generally seeks to reduce its realized volatility relative to the realized volatility of the LBMA Gold Price PM by lowering its exposure to gold during periods of increased realized volatility in the LBMA Gold Price PM. Gold may serve or act as a diversifier and a hedge within a portfolio of assets, especially during times of heightened realized volatility observed in the S&P 500® Index, and therefore the Index will generally calculate an increased gold exposure during periods of heightened realized volatility observed in the S&P 500® Index. The below description of the Index methodology is only a summary, and other information about the Index, including tables of historical weights, performance, and scenario analysis, are provided here for informational purposes but are not intended to provide sufficient detail to permit full replication of the Index.

The Index has a notional component representing Physical Gold (the "Physical Gold Component") and cash (the "Cash Component") based on a cash weighting to the extent that less than 100% of the Index is comprised of the Physical Gold Component (the "Cash Weighting"). In seeking to track the Cash Weighting portion of the Index, the Trust will hold cash.

On each "Determination Date" (the second Index Business Day prior to a Rebalance Date), the Index Calculation Agent calculates the new weighting of the Physical Gold Component utilizing a mathematically derived, non-discretionary, objective and passive rules-based methodology that will apply on the Rebalance Date. This methodology adjusts the Index's exposure to Physical Gold depending on the historical realized volatility and returns of the LBMA Gold Price PM and historical realized volatility of the S&P 500® Index utilizing a look-back period of 45 days, among other parameters. The Index Calculation Agent's determination of the new weight for the Physical Gold Component will be based on the observed historical realized volatility and returns of the LBMA Gold Price PM and historical realized volatility of the S&P 500® Index.

The new percentage weighting for the Physical Gold Component will generally be lower than the prior month if the historical realized volatility of Physical Gold is higher than during the previous period, and vice versa. In addition, during a period of increased historical realized volatility within the S&P 500® Index, the Index may calculate a higher weighting for the overall exposure to gold. The weightings of the Physical Gold Component and the Cash Weighting will never be negative. The weighting for the Physical Gold Component will not exceed 100%. The combined weightings of the Physical Gold Component and the Cash Weighting will always sum to 100%, and if the weighting of the Physical Gold Component is 100%, then the Cash Weighting will be zero. The calculated weighting for the Physical Gold Component on each Rebalance Date will not be less than 50%.

On each Rebalance Date, the changes to the weightings of the Physical Gold Component and the Cash Weighting as calculated on the Determination Date will be effective for the Index through the next Rebalance Period, and the Trust will rebalance its assets in order to closely replicate the new weightings in the Index. The Index's weight for the Physical Gold Component is always positive and therefore represents a long position in Physical Gold to the extent of the percentage of Physical Gold represented in the Index. Historically, price returns of the Index exhibit high correlation to the returns of gold as represented by the LBMA Gold Price PM. In periods where the weight of the Physical Gold Component is less than 100%, it is expected that the daily Index price movement will be in the same direction as the daily LBMA Gold Price PM movement, albeit to a lesser extent. The

Trust's daily performance is expected to exhibit the same relationship to the price of the LBMA Gold Price PM to the extent that the Trust's daily performance tracks that of the Index.

The following table illustrates the hypothetical weighting for the Physical Gold Component calculated at a given Determination Date (which is the second Index Business Day before the Rebalance Date) under ~~three~~ different scenarios reflecting different assumptions for realized volatility of the LBMA Gold Price PM and S&P 500® Index as indicated below. As noted above, the percentage weighting for the Physical Gold Component will generally be lower than the prior month if the historical realized volatility of Physical Gold is higher than during the previous period, and vice versa. In addition, during a period of increased historical realized volatility within the S&P 500® Index, the Index may calculate a higher weighting for the overall exposure to gold. The table below illustrates the interplay of historical realized volatility of the LBMA Gold Price PM and the S&P 500® Index, and how these measures may result in particular weightings for the Physical Gold Component in specific scenarios.

		Realized Volatility of LBMA Gold Price PM	~~**Realized Volatility of S&P 500 Index**~~	~~**Weight of Physical Gold Component for Next Month**~~	
	~~Scenario 1~~ **Weight of Physical Gold Component for Next Month**	15.0%	~~12.0%~~	~~100.0~~20.0%	25.0%
Realized Volatility of S&P 500® Index	~~Scenario 2~~10.0%	~~20.0~~100.0%	~~12.0%~~	75.0%	60.0%
	~~Scenario 3~~15.0%	~~20.0~~100.0%	~~15.0%~~	90.0%	72.0%
	20.0%	100.0%		100.0%	96.0%
	25.0%	100.0%		100.0%	100.0%

Index Components

Physical Gold Component

The Physical Gold Component of the Index is a notional component representing Physical Gold. For more information about Physical Gold, see "Overview of Gold Industry" in this prospectus.

The price of Physical Gold used to determine the weighting of the Physical Gold Component of the Index, as well as the value of Physical Gold held by the Trust, will be based on the LBMA Gold Price PM. If such day's LBMA Gold Price PM is not available, the LBMA Gold Price AM is used. If no LBMA Gold Price is available for the day, the Administrator values the Trust's gold based on the most recently announced LBMA Gold Price PM or LBMA Gold Price AM. In seeking to track this portion of the Index, the Trust will hold Physical Gold.

Cash Component

The Cash Weighting of the Index is intended to represent cash. In seeking to track this portion of the Index, the Trust will hold cash.

Historical Index Weights

The table below summarizes the historical weight of the Physical Gold Component and the Cash Weighting of the Index for each of the last twelve months as of the date of this prospectus.

Month and Year	Physical Gold Component Weight	Cash Weighting
December 2019	100.0%	0.0%

January 2020	100.0%	0.0%
February 2020	93.7%	6.3%
March 2020	100.0%	0.0%
April 2020	100.0%	0.0%
May 2020	100.0%	0.0%
June 2020	100.0%	0.0%
July 2020	100.0%	0.0%
August 2020	84.2%	15.8%
September 2020	75.0%	25.0%
October 2020	95.6%	4.4%
November 2020	100.0%	0.0%

Back-Tested Index Data

The table and graph below set forth the back-tested performance of the Index from January 4, 2000 through October 30, 2020. The back-tested performance of the Index set forth in the table and graph below was calculated using the methodology employed to calculate the Index since its inception on November 3, 2020. The Index has been calculated by the Index Calculation Agent only since November 3, 2020. The back-tested data included in this section supports the Index's objective, in particular that the realized volatility associated with investing in gold can be reduced based on modifying the Index's exposure to gold when there is increased realized volatility in the LBMA Gold Price PM.

Table I. PERFORMANCE OF GOLD (US$/OZ) VERSUS THE INDEX OVER VARIOUS PERIODS OF TIME*

		Cumulative Return		**Annualized Volatility****	
		Index	**Gold**	**Index**	**Gold**
20-year	1/4/2000-10/30/2020	715.2%	568.5%	15.4%	17.4%
10-year	10/29/2010-10/30/2020	61.1%	39.7%	14.3%	16.1%
5-year	10/30/2015-10/30/2020	67.2%	64.7%	13.4%	14.1%
2-year	10/31/2018-10/30/2020	54.9%	53.6%	14.9%	15.6%
1-year	10/31/2019-10/30/2020	27.4%	26.1%	18.0%	18.9%
Great Recession					
12/31/2007 – 3/31/2009		15.7%	9.9%	27.0%	31.4%
First Decade in the 2000's					
1/4/2000-		315.7%	286.3%	16.4%	18.7%

frequency electronic options market making desk. Mr. Chang was a registered stockbroker and trader, holding Series 7, 55 and 63 registrations. Mr. Chang graduated from the Columbia University School of Engineering and Applied Sciences with a Bachelor of Science in Applied Mathematics.

Wade Guenther, 45, is a Partner of Wilshire Phoenix Funds. Before joining Wilshire Phoenix, Mr. Guenther worked for over 16 years in financial services, including over 10 years in the exchange-traded fund (“ETF”) space. Mr. Guenther gained significant experience and knowledge of the ETF industry while serving as a portfolio analyst and portfolio manager at Horizons ETFs and Global X ETFs. Mr. Guenther’s expertise ranges across ETF product development, structuring, performance attribution analysis, business strategy, client management, equities, derivatives, trading, and currency hedging. Mr. Guenther holds a B.A. from the University of Western Ontario in Political Science with a concentration in Physics and Applied Mathematics. Mr. Guenther is a licensed futures supervisor in Canada and was a registered stockbroker holding Series 7 and 63 registrations in the U.S. Mr. Guenther holds a Chartered Financial Analyst (CFA) designation.

The Sponsor's resources may be allocated in the future to potential additional business ventures. Notwithstanding the foregoing, the Sponsor intends to devote, and to cause its officers, members and employees to devote, sufficient time and resources to properly manage the Trust in accordance with their respective duties to the Trust under the Trust Agreement.

Persons interested in purchasing Creation Units should contact the Sponsor or the Administrator to obtain the contact information for the Authorized Participants. Shareholders who are not Authorized Participants will only be able to redeem their Shares through an Authorized Participant.

Under the Authorized Participant Agreements, the Sponsor has agreed to indemnify the Authorized Participants and certain parties related to the Authorized Participants against certain liabilities, including as a result of:

- any material breach by the Sponsor, its affiliates, or any of their respective agents or employees, of any provision of the Authorized Participant Agreement, including any representations, warranties and covenants by any of them except that the Sponsor will not be required to indemnify a Sponsor Indemnified Party (as defined in the Authorized Participant Agreement) to the extent that such failure was caused by the strict adherence to instructions reasonably given by one or more Sponsor Indemnified Parties therein;

- any material failure on the part of the Sponsor to perform any obligation of the Sponsor set forth in the Authorized Participant Agreement except that the Sponsor will not be required to indemnify a Sponsor Indemnified Party (as defined in the Authorized Participant Agreement) to the extent that such failure was caused by the strict adherence to instructions reasonably given by one or more Sponsor Indemnified Parties;

- any failure by the Sponsor to comply with applicable laws and regulations in connection with the Authorized Participant Agreement;

- any untrue statement or alleged untrue statement of a material fact contained in the registration statement of the Trust as originally filed with the SEC, or in any amendment thereof, or in any prospectus, or in any amendment thereof or supplement thereto, or in certain marketing materials, or arising out of or based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except those statements in the registration statement or the prospectus based on information furnished in writing by or on behalf of the Authorized Participant expressly for use in the registration statement or the prospectus.

As provided in the Authorized Participant Agreements, in the absence of gross negligence, bad faith or willful misconduct, neither the Sponsor nor an Authorized Participant will be liable to each other or to any other person, including any party claiming by, through or on behalf of the Authorized Participant, for any losses, liabilities, damages, costs or expenses arising out of any mistake or error in data or other information provided to any of them by each other or any other person or out of any interruption or delay in the electronic means of communications used by them.

The following description of the procedures for the creation and redemption of Creation Units is only a summary and an investor should refer to the relevant provisions of the Trust Agreement and the form of Authorized Participant Agreement for more detail. The Trust Agreement and the form of Authorized Participant Agreement are filed as exhibits to the registration statement of which this prospectus is a part.

Creation Procedures

On any Business Day (other than Business Days on which the LBMA Gold Price PM is not announced), an Authorized Participant may place an order with the Transfer Agent to create one or more Creation Units. For purposes of the creation and redemption process, a "Business Day" is defined as any day other than: (i) a Saturday or a Sunday on which the Exchange is scheduled to be open for business, and, in respect of any action to be taken by the Trustee, on which the Trustee is scheduled to be open for business; or (ii) ~~for purposes of the creation and redemption process,~~ a day on which banking institutions in the United Kingdom are authorized or permitted by law to close or a day on which the London gold market is closed; or (iii) a day on which banking institutions in the United Kingdom are authorized or permitted to be open for less than a full day or the London gold market is open for trading for less than a full day and transaction procedures required to be executed or completed before the close of the day may not be so executed or completed. The Business Day on which the Transfer Agent receives a valid creation order is the creation order date. Creation orders must be received by 9:15 a.m. (New York City time) on a particular Business Day to receive that Business Day's creation order date. Creation orders received on or after 9:15 a.m. (New York City time) on a particular Business Day will be considered received on the next Business Day. Orders are not accepted on a particular Business Day if the LBMA Gold Price PM or other applicable benchmark price is not announced~~ on that Business Day. If the LBMA Gold Price PM is not so announced, then the order will be accepted on the next following Business Day that the LBMA Gold Price PM is announced. Creation orders must be placed by 9:15 a.m. (New York City time)~~. The Business Day on ~~which the Transfer Agent receives a valid creation order is the creation order date. The Business Day on~~ which a creation order is settled is the creation order settlement date. As provided below, the creation order settlement date may occur up to two Business Days after the creation order date. By placing a creation order, and prior to delivery of such Creation Units, an Authorized Participant's DTC account is charged the non-refundable transaction fee due for the creation order.

Creation Units are issued on the creation order settlement date by 4:00 p.m. (New York City time) on the Business Day immediately following the creation order date at the applicable NAV per Share on the creation order date, but only if the required payment has been timely received. Upon submission of a creation order, the Authorized Participant may request the Sponsor to agree to a creation order settlement date up to two Business Days after the creation order date. By placing a creation order, and prior to receipt of the Creation Units, an Authorized Participant's DTC account is charged the non-refundable transaction fee due for the creation order.

Determination of Required Payment

The total payment required to create each Creation Unit is an amount of cash equal to the NAV of 10,000 Shares of the Trust on the creation order date.

Because orders to purchase Creation Units must be placed by 9:15 a.m. (New York City time) but the total payment required to create a Creation Unit will not be determined until as of 4:00 p.m. (New York City time) on the Business Day the creation order is received, Authorized Participants will not know the total amount of the payment required to create a Creation Unit at the time they submit the creation order for the Creation Unit. The Trust's NAV and the total amount of the payment required to create a Creation Unit could rise or fall substantially between the time a creation order is submitted and the time the amount of the purchase price in respect thereof is determined.

Rejection of Creation Orders

The Sponsor or the Transfer Agent may reject a creation order if:

- The Sponsor or the Transfer Agent determines that the creation order is not in proper form;

- Acceptance or receipt of the creation order would be unlawful in the opinion of Sponsor's counsel;

- The Sponsor believes that the acceptance or receipt of the creation order would have adverse tax consequences to the Trust or its Shareholders; or

- Circumstances outside the control of the Sponsor or the Transfer Agent make it, for all practical purposes, not feasible to process creations of Creation Units.

The Sponsor will not be liable for the rejection of any creation order.

The Trust also may not be able to create new Creation Units at any time if there is an insufficient amount of Shares registered in this offering or if another legal or operational impediment to creating new Creation Units arises.

The Sponsor may, in its discretion, suspend creations, or postpone the Purchase Order settlement date, (i) for any period during which the Exchange is closed other than for customary holidays or weekend closings or when trading is suspended or restricted; (ii) for any period during which an emergency exists as a result of which the fulfillment of a purchase order is not reasonably practicable; or (iii) for such other period as the Sponsor reasonably determines to be necessary for the protection of the shareholders. The Sponsor will not be liable to any person or in any way for any loss or damages that may result from any such suspension or postponement.

Redemption Procedures

The procedures by which an Authorized Participant can redeem one or more Creation Units mirror the procedures for the creation of Creation Units. On any Business Day (other than Business Days on which the LBMA Gold Price PM is not announced), an Authorized Participant may place an order with the Transfer Agent to redeem one or more Creation Units. The day on which the Transfer Agent receives a valid redemption order is the redemption order date. Redemption orders must be placedreceived by 9:15 a.m. (New York City time). on a particular Business Day to receive that Business Day's redemption order date. Redemption orders received on or after 9:15 a.m. (New York City time) on a particular Business Day will be considered received on the next Business Day. Orders are not accepted on a particular Business Day if the LBMA Gold Price PM is not announced on that Business Day. The day on which the Sponsor receives a valid redemption order is the redemption order date. The Business Day on which a redemption order is settled is the redemption order settlement date. As provided below, the redemption order settlement date may occur up to two Business Days after the redemption order date. The redemption procedures allow Authorized Participants to redeem Creation Units. Individual Shareholders may not redeem directly from the Trust. Instead, individual Shareholders may only redeem Shares in an amount equal to one or more whole Creation Units and only through an Authorized Participant.

By placing a redemption order, an Authorized Participant agrees to deliver the Creation Units to be redeemed through DTC's book-entry system to the Trust not later than the redemption order settlement date by 4:00 p.m. (New York City time) on the Business Day immediately following the redemption order date. Upon submission of a redemption order, the Authorized Participant may request the Sponsor to agree to a redemption order settlement date up to two Business Days after the redemption order date. By placing a redemption order, and prior to receipt of the redemption proceeds, an Authorized Participant's DTC account is charged the non-refundable transaction fee due for the redemption order.

Determination of Redemption Proceeds

The redemption proceeds from the Trust consist of cash. The amount of cash included in a redemption is equal to the NAV of the number of Creation Unit(s) of the Trust requested in the Authorized Participant's redemption order on the redemption order date. The Trust will distribute the cash redemption amount by 4:00 p.m. (New York City time) on the redemption order settlement date through DTC to the account of the Authorized Participant as recorded on DTC's book-entry system.

Delivery of Redemption Proceeds

The redemption proceeds due from the Trust are delivered to the Authorized Participant by 4:00 p.m. (New York City time) on the redemption order settlement date if, by such time, the Trust's DTC account has been credited with the Creation Units to be redeemed. If the Trust's DTC account has not been credited with all of the Creation Units to be redeemed by such time, the redemption distribution is delivered to the extent of whole Creation Units received. Any remainder of the redemption distribution is delivered on the next Business Day to the extent of remaining whole Creation Units received if the Transfer Agent receives the fee applicable to the extension of the redemption distribution date which the Sponsor may, from time to time, determine and the remaining Creation Units to be redeemed are credited to the Trust's DTC account by 4:00 p.m. (New York City time) on such next Business Day. Any further outstanding amount of the redemption order will be cancelled. The Sponsor is also authorized to deliver the redemption distribution notwithstanding that the Creation Units to be redeemed are not credited to the Trust's DTC account by 4:00 p.m. (New York City time) on the redemption order settlement date if the Authorized

~~Participant has collateralized its obligation to deliver the Creation Units through DTC's book-entry system on such terms as the Sponsor may determine from time to time.~~

Suspension, Postponement or Rejection of Redemption Orders

The Sponsor may, in its discretion, suspend the right of redemption, or postpone the redemption order settlement date: (i) for any period during which the Exchange is closed other than for customary holidays or weekend closings or when trading is suspended or restricted; (ii) for any period during which an emergency exists as a result of which the redemption distribution is not reasonably practicable, or (iii) for such other period as the Sponsor determines to be necessary for the protection of the Shareholders. The Sponsor will not be liable to any person or in any way for any loss or damages that may result from any such suspension or postponement.

The Sponsor or the Transfer Agent may reject a redemption order if: (i) the order is not in proper form; (ii) the Sponsor or the Transfer Agent believes the acceptance or receipt of the order would have adverse tax consequences to the Trust or its Shareholders; (iii) the acceptance or receipt of the order would, in the opinion of counsel to the Sponsor, be unlawful; or (iv) if circumstances outside the control of the Sponsor or the Transfer Agent make it for all practical purposes not feasible to process orders.

Creation and Redemption Transaction Fee

To compensate the Transfer Agent for services in processing the creation and redemption of Creation Units, an Authorized Participant is required to pay a transaction fee of $500 per order to create or redeem Creation Units. An order may include multiple Creation Units. From time to time, the Sponsor, in its sole discretion, may reimburse Authorized Participants for all or a portion of the processing fees from the Sponsor's own assets~~. The Sponsor will notify DTC of any agreement to change the transaction fee and will not implement any increase in the fee for the redemption of Creation Units until 30 days after the date of the notice~~.

PLAN OF DISTRIBUTION

Authorized Participants

The Trust issues Shares in Creation Units to Authorized Participants continuously on the creation order settlement date by 4:00 p.m. (New York City time) on the Business Day immediately following the date on which a valid order to create a Creation Unit is accepted by the Trust. The creation or redemption will be at the NAV of 10,000 Shares on the creation order date. Upon submission of a creation order, the Authorized Participant may request the Sponsor to agree to a creation order settlement date up to two Business Days after the creation order date.

Authorized Participants may offer to the public, from time to time, Shares from any Creation Units they create. Shares offered to the public by Authorized Participants will be offered at a per Share offering price that will vary depending on, among other factors, the trading price of the Shares on the Exchange, the NAV per Share and the supply of and demand for the Shares at the time of the offer. Shares initially comprising the same Creation Unit but offered by Authorized Participants to the public at different times may have different offering prices. The excess, if any, of the price at which an Authorized Participant sells a Share over the price paid by such Authorized Participant in connection with the creation of such Share in a Creation Unit may, depending upon the facts and circumstances, be deemed to be underwriting compensation by the FINRA Corporate Financing Department. Authorized Participants will not receive from the Trust, the Sponsor or any of their affiliates, any fee or other compensation in connection with their sale of Shares to the public, although investors are expected to be charged a commission by their brokers in connection with purchases of Shares that will vary from investor to investor. Investors are encouraged to review the terms of their brokerage accounts for applicable charges.

The Trust has entered into the Marketing Agent Agreement with the Marketing Agent to assist the Sponsor with certain functions and duties relating to distribution and marketing, including reviewing and approving marketing materials. In consideration for the services provided by the Marketing Agent, the Trust pays the Marketing Agent the annual asset-based fee discussed below and reimburses the Marketing Agent for actual costs associated with the performance of such services. See also "Description of the Trust Documents—Description of the Marketing Agent Agreement."

As of the date of this prospectus, each of Virtu Americas LLC, Merrill Lynch Professional Clearing Corp. and [ ], BNY Mellon Capital Markets, LLC and Pershing, LLC has executed an Authorized Participant Agreement and [are] the only Authorized Participant[s]Participants.

Likelihood of Becoming a Statutory Underwriter

The Trust issues Shares in Creation Units to Authorized Participants from time to time in exchange for cash. Because new Shares can be created and issued on an ongoing basis at any point during the life of the Trust, a "distribution," as such term is used in the Securities Act, may occur at any point. An Authorized Participant, other broker-dealer firm or its client may be deemed a statutory underwriter, and thus may be subject to the prospectus-delivery and liability provisions of the Securities Act, if it purchases a Creation Unit from the Trust, breaks the Creation Unit down into the constituent Shares and sells the Shares to its customers; or if it chooses to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for the Shares. A determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that would lead to categorization as an underwriter. Authorized Participants, other broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in a distribution, under certain interpretations of applicable law, in a manner which would render them statutory underwriters and subject them to the prospectus-delivery and liability provisions of the Securities Act.

EXPERTS

The financial statement of the Trust as of December ~~9~~31, 2020, have been included herein in reliance upon the report of Citrin Cooperman & Company, LLP, an independent registered public accounting firm, appearing elsewhere herein, and in reliance upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Sponsor has filed on behalf of the Trust a registration statement on Form S-1 with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement (including the exhibits to the registration statement), parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information about the Trust or the Shares, please refer to the registration statement, which you may inspect online at www.sec.gov.

Information about the Trust and the Shares can also be obtained from the Trust's website, which will be located at www.wshares.com. The Trust's website address is only provided here as a convenience to you and the information contained on the website is not part of this prospectus or the registration statement of which this prospectus is part.

The Trust is subject to the informational requirements of the Exchange Act and the Sponsor, on behalf of the Trust, will file quarterly and annual reports and other information with the SEC.

"Gold Account"—The account for Physical Gold maintained by the Gold Custodian on behalf of the Trust.

"Gold Custodian"—JPMorgan Chase Bank, N.A. together with its permitted successors and assigns.

"Gold Custodian Agreement"— The precious metal accounts agreements between the Trust and the Gold Custodian relating to Physical Gold held on an allocated and unallocated basis, which set forth the obligations and responsibilities of the Gold Custodian in respect of the safekeeping of the Trust's Physical Gold, as the same may be amended from time to time.

"Gold Custodian Fee"—Fee payable to the Gold Custodian for services it provides to the Trust, which the Sponsor shall pay to the Gold Custodian as a Sponsor-Paid Expense.

"HIRE Act"—The Hiring Incentives to Restore Employment Act.

“IIV”—the Intraday Indicative Value of the Index.

"Index"—The Wilshire Gold Index as calculated and published by the Index Calculation Agent.

“Index Business Day” means each day on which the Exchange is open.

"Index Calculation Agent"— Solactive AG together with its permitted successors and assigns.

"Index Calculation Agreement"— The Agreement on Index Calculation between the Index Calculation Agent and the Trust governing the Trust's use of the Index and the Index Calculation Agent's duties and obligations, as the same may be amended from time to time.

"Index Calculation Agent Fee"— The fee payable to the Index Calculation Agent for the calculation, maintenance and dissemination of the Index from the commencement of the calculation of the Index.

"Indirect Participants"—Those banks, brokers, dealers, trust companies and others who maintain, either directly or indirectly, a custodial relationship with a DTC Participant.

"Internal Revenue Code"—Internal Revenue Code of 1986, as amended.

"Investment Advisers Act"—Investment Advisers Act of 1940, as amended.

"Investment Company Act"—Investment Company Act of 1940, as amended.

"IRA"—An individual retirement account provided for under Section 408(m) of the Code.

"IRS"—The U.S. Internal Revenue Service, a bureau of the U.S. Department of the Treasury.

"JOBS Act"—The Jumpstart our Business Startups Act of 2012.

“LBMA”—London Bullion Market Association.

"LBMA Gold Price"—The price of Physical Gold that is based on the LBMA daily auctions.

"LBMA Gold Price AM"—The price of Physical Gold that is based on the LBMA daily morning auction.

"LBMA Gold Price PM"—The price of Physical Gold that is based on the LBMA daily afternoon auction.

“Liquidating Trustee”—The person proposed and approved by the Shareholders holding at least fifty-one percent (51%) of the outstanding Shares of the Trust as of the Record Date (not including Shares held by the Sponsor or its

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sponsor and Trustee of Wilshire wShares Enhanced Gold Trust

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wilshire wShares Enhanced Gold Trust (the "Company") as of December ~~9~~31, 2020, and the related notes to the financial statement (collectively, the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December ~~9~~31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Citrin Cooperman & Company, LLP

We have served as the Company's auditor since 2020.

New York, New York
~~December 17~~January 8, ~~2020~~2021

Wilshire wShares Enhanced Gold Trust

Statement of Financial Condition

As of December 931, 2020

Assets:	
Cash	$18
Total Assets	$18
Liabilities:	
Total Liabilities	$0
Net Assets (1 Share issued and outstanding, no par value, unlimited number of shares authorized)	$18
Net asset value per Share	$18.00

See accompanying Notes to the Statement of Financial Condition.

Wilshire wShares Enhanced Gold Trust

Notes to the Statement of Financial Condition

Note 1: Organization

The Wilshire wShares Enhanced Gold Trust (the "Trust") is an exchange-traded fund that will initially issue 100,000 Shares (the "Shares") which will trade on NYSE Arca, Inc. (the "Exchange"). The Shares of the Trust represent fractional undivided beneficial interests in and ownership of the Trust. The Trust will have no assets other than (a) Physical Gold and (b) cash in proportions that seek to closely replicate the Wilshire Gold Index (the "Index"). Wilshire Phoenix Funds LLC (the "Sponsor") is the Trust's sponsor. The investment objective of the Trust is for the Shares to closely reflect the Index, less the Trust's liabilities and expenses.

For purposes of calculating the net asset value ("NAV") of the Trust, to ascertain the price of physical gold held by the Trust (the "Physical Gold"), the prices (the "LBMA Gold Price" or the "Gold Price") obtained from auctions conducted by ICE Benchmark Administration ("IBA"), a benchmark administrator appointed by the London Bullion Market Association (the "LBMA"), will be used.

On a monthly basis, the Gold Price is used to determine the Index's allocation to the Physical Gold Component and, to the extent that less than 100% of the Index is comprised of the Physical Gold Component, a cash weighting (the "Cash Weighting"). In seeking to track the Cash Weighting portion of the Index, the Trust will hold cash. The Trust rebalances its assets on a monthly basis to closely replicate the Index utilizing a mathematically derived, non-discretionary and passive rule-based methodology. The purpose of the Index is to (i) reduce the ~~risk profile~~volatility typically associated with the purchase of gold, as measured by the ~~daily~~ realized volatility of the LBMA Gold Price, by modifying the Index's exposure to gold in response to realized volatility of the LBMA Gold Price; and (ii) increase its gold exposure systematically in periods of heightened realized volatility observed in the S&P 500® Index. The Shares are intended to provide investors with adaptive exposure to gold in a way that is responsive to the realized volatility of each of the S&P 500® Index and the LBMA Gold Price. The Shares may also provide a convenient and relatively cost-efficient alternative for investors not otherwise in a position to participate directly in the market for physical gold bullion.

All net proceeds from the sale of the Shares will be used to purchase Physical Gold or held in cash in weightings expected to track the Index and to pay the Trust's fees and expenses. The Trust's performance, whether positive or negative, will be driven primarily by its strategy of investing in Physical Gold with the aim of seeking to track the Index.

The Trust intends to list the Shares on the Exchange under the ticker symbol "WGLD". Shares may be purchased from the Trust only by certain eligible financial institutions called Authorized Participants and only in one or more blocks of 10,000 Shares ("Creation Units"). The Trust issues Shares in Creation Units on a continuous basis at the applicable NAV per Share on the creation order date. Except when aggregated in Creation Units, the Shares are not redeemable securities. The Trust has selected December 31st as its fiscal year end.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation The accompanying statement of financial condition is presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and pursuant to the rules and regulations of the SEC. The Trust does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of this financial statement. In connection with the Trust's assessment of going concern considerations in accordance with Accounting Standards Update ("ASU") 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern," management has determined that the Trust has access to funds from the Sponsor that are sufficient to fund the working capital needs of the Trust until the

Note 5: Organization, Offering Costs and Operating Expenses

The Trust's only ordinary recurring operating expenses are expected to be the Sponsor’s annual fee of 0.65%. A fee is paid to the Sponsor as compensation for services performed under the Trust Agreement. In exchange for the Sponsor's fee, the Sponsor has agreed to assume and be responsible for the payment of the following expenses: the Administrative Sponsor's fee; the Gold Custodian Fee, the Cash Custodian Fee, the Transfer Agent Fee, the Representative Fee, the Trustee Fee, the Index Calculation Agent Fee, the Partnership Representation Fee, the Trust's audit fee (including any fees and expenses associated with tax preparation) and up to $100,000 per year of the Trust's legal fees and expenses. The Sponsor shall not be responsible for any other expenses, including litigation expenses associated with the Trust; fees and expenses associated with the Trust's monthly rebalancing between Physical Gold and cash, commissions and/or exchange fees associated with the buying and selling of Physical Gold and fees and expense reimbursements due to the Marketing Agent taxes and governmental charges, the Trust's regulatory fees and expenses (including any filing, application or license fees), printing and mailing costs, costs of maintaining the Trust's website, any applicable license fees, extraordinary legal fees and expenses of the Sponsor, any Service Provider, or the Trust, indemnification obligations of the Trust and extraordinary expenses incurred by the Sponsor or any Service Provider on behalf of the Trust. Such extraordinary expenses are fees and expenses incurred not in the ordinary course of the Trust's business or fees that are unexpected or unusual in nature, such as extraordinary legal fees and expenses of the Sponsor, any Service Provider or the Trust, legal claims and liabilities, litigation costs, non-recurring expenses or costs incurred by the Sponsor or any other Service Provider on behalf of the Trust, or other unanticipated expenses; and otherwise as set forth in the Trust Agreement. The Sponsor's fee is payable at an annualized rate of 0.65% of the Trust's Net Asset Value, at each rebalance date and paid monthly in advance.

From time to time, the Sponsor may waive all or a portion of the Sponsor Fee at its discretion. The Sponsor is under no obligation to continue a waiver after the end of a stated period, and, if such waiver is not continued, the Sponsor Fee will thereafter be paid in full. Presently, the Sponsor does not intend to waive any of its fees.

At the date of formation of the Trust, there were no amounts payable to related parties.

Note 6: Financial Highlights

At the date of the statement of financial condition per Share, total return, and expense ratio data are not considered meaningful to investors because the Trust has not commenced operations.

Note 7: Subsequent Events

Management has evaluated events and transactions occurring through the date of filing this financial statement, January 8, 2021. Such evaluations resulted in no adjustments to the accompanying financial statement.


wShares
by Wilshire Phoenix

PROSPECTUS

THE WILSHIRE wSHARES ENHANCED GOLD TRUST

25,000,000 SHARES

Until [ ], 20202021 (25 calendar days after the date of this prospectus), all dealers effecting transactions in the Shares, whether or not participating in this distribution, may be required to deliver a prospectus. This requirement is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

January [ ], 20202021

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this pre-effective amendment no. 45 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, New York, on the 18th[___] day of DecemberJanuary, 20202021.

By: Wilshire Phoenix Funds LLC, as Sponsor of the Trust

By: /s/ William Herrmann
Name: William Herrmann
Title: Managing Partner

Pursuant to the requirements of the Securities Act of 1933, as amended, this pre-effective amendment no. 45 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ William Herrmann William Herrmann	Managing Partner of Wilshire Phoenix Funds LLC (serving in the capacity of principal executive officer and director)	December 18, 2020January [___], 2021
/s/ William Cai William Cai	Partner of Wilshire Phoenix Funds LLC (serving in the capacity of principal financial officer and principal accounting officer and director)	December 18, 2020January [___], 2021

Summary report: Litera® Change-Pro for Word 10.7.0.7 Document comparison done on 1/11/2021 4:40:18 PM	
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